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November 26, 2014
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:     Jay Ingram, Legal Branch Chief
Kamyar Daneshvar, Staff Attorney
Re:    Tecogen Inc.
Registration Statement on Form S-3
Filed October 28, 2014
File No. 333-199634
Dear Staff:
We are submitting this letter on behalf of Tecogen Inc (the “Company” or “TGEN”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 4, 2014 relating to the Company’s Registration Statement on Form S-3 (File No. 333-199634) filed with the Commission on October 28, 2014 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.
Calculation of Registration Fee Table

1.
We note your disclosure in note (1) that the registration statement covers "such an indeterminate amount of common stock (with accompanying purchase rights, if any) . . .” [and] such an indeterminate amount of warrants, representing rights to purchase common stock .... " [emphasis added]. It is unclear if you are registering the offering of rights as a separate security in the fee table. Please revise accordingly or explain why you do not believe this is appropriate. If you are registering the offering of rights, please have counsel file an updated legality opinion covering the rights. For guidance, please refer to Question 116.16 of the Compliance and Disclosure Interpretations on Securities Act Forms available on the Commission’s web site.

We have deleted the reference to representation rights. This change will be reflected in our amended S-3.
* * *
In connection with responding to the Staff's comments, the Company hereby acknowledge and shall state in any future request for acceleration:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6403 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.Sincerely,
TECOGEN INC.

By: /s/ David A. Garrison
David A. Garrison
Chief Financial Officer